Exhibit 99.1

News Release

For Immediate Release

Engineering team to work on national flood program for FEMA
PBS&J, Greenhorne & O’Mara, CDM, and Stantec selected to update agency’s national flood data system

WASHINGTON DC (March 10, 2009)

The Federal Emergency Management Agency (FEMA) has awarded a major technical contract to a consortium of four national engineering firms to help undertake the agency’s massive flood risk mapping and planning program, Risk MAP. The five-year, $600-million contract is one of three contracts FEMA has awarded to support its efforts to create safer communities by providing more accurate flood and risk data to first responders and community officials and aiding them in planning to mitigate those risks.

The four firms—PBS&J, CDM, Greenhorne & O'Mara, and Stantec—are working together in a joint venture called STARR (Strategic Alliance for Risk Reduction) to provide production and technical services for large-scale updates to FEMA’s flood maps. These services include producing new digital flood hazard data, creating maps and other Risk MAP products, and promoting partnerships with local communities, states, and other groups to help reduce the risk of floods and improve flood planning across the country.

“The STARR joint venture team is proud to have been selected by FEMA to work on such an important program,” says Vince DiCamillo, a certified floodplain manager and STARR program manager. “Our world-class team is passionate about making our country a safer place, especially in light of the record-breaking damage from storms in recent years.”

Under the Risk MAP program, FEMA is working to provide reliable, easy-to-access digital flood risk data that can be used to better assess and plan for flood damage throughout the United States. As part of this effort, the STARR team will collaborate with FEMA and other organizations to better define and mitigate risk from flooding in critical areas throughout the nation.

About the STARR partners
PBS&J is an employee-owned firm that provides infrastructure planning, engineering, construction management, architecture, environmental, and program management services to public and private clients. The firm is ranked 29th by Engineering News-Record among the nation’s top consulting firms. PBS&J has more than 3,900 employees in 80 offices located throughout the United States and abroad.

CDM is a consulting, engineering, construction, and operations firm delivering exceptional service to public and private clients worldwide. Founded in 1947, CDM employs more than 4,500 staff in 120 offices nationwide and overseas. CDM services address some of the U.S. government’s top priorities, including multi-hazard response and recovery, facilities and infrastructure, global climate change and sustainability, environmental remediation, and water resources.

Greenhorne & O'Mara (G&O) is a full-service engineering consulting firm that provides solutions in the areas of civil, transportation, environmental, and water resources engineering, and hazard mitigation and security services to clients in the public and private sectors. G&O's 18 offices support projects located throughout the United States and overseas. Founded in 1950, G&O is an employee-owned firm that is consistently ranked by Engineering News Record among the top architectural/engineering design firms in the United States.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. Stantec supports public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond. These services are offered through approximately 10,000 employees operating out of over 130 locations in North America. Stantec trades on the TSX and on the NYSE under the symbol STN.

Media Contacts Alison Smith Stantec (978) 692-1913 alison.smith@stantec.com	Megan Disney PBS&J (301) 210-6800 MSdisney@pbsj.com	Marlene Hobel CDM (617) 452-6000 HobelMA@cdm.com	Charlee Hardy G&O (301) 982-2853 chardy@g-and-o.com